UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 20, 2017

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NOVA SOUTH, 160 VICTORIA STREET LONDON, SW1E 5LB UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: September 20, 2017	By:	/s/ Rachel Agnew

	Name:	Rachel Agnew
	Title:	Company Secretary

BHP Billiton Limited
Notice
of Meeting 2017

BHP
Our Charter
We are BHP, a leading global resources company.
Our Purpose
Our purpose is to create long-term shareholder value through the discovery, acquisition, development and marketing of natural resources.
Our Values Sustainability
Putting health and safety first, being environmentally responsible and supporting our communities.
Our Strategy
Our strategy is to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market
Integrity
Doing what is right and doing what we say we will do.
Respect
Embracing openness, trust, teamwork, diversity and relationships that are mutually beneficial.
Performance
Achieving superior business results by stretching our capabilities. Simplicity
Focusing our efforts on the things that matter most.
Accountability
Defining and accepting responsibility and delivering on our commitments. We are successful when:
Our people start each day with a sense of purpose and end the day with a sense of accomplishment.
Our teams are inclusive and diverse.
Our communities, customers and suppliers value their relationships with us. Our asset portfolio is world-class and sustainably developed.
Our operational discipline and financial strength enables our future growth. Our shareholders receive a superior return on their investment.
Andrew Mackenzie
Chief Executive Officer May 2017
BHP Billiton Limited Notice of Meeting 2017 1

Invitation from the Chairman
7 September 2017 Dear Shareholder,
I am pleased to invite you to the 2017 Annual General Meeting (AGM) of BHP Billiton Limited. The meeting will be held on Thursday 16 November 2017 at Margaret Court Arena, Melbourne & Olympic Parks, Melbourne.
The AGM is an important part of BHP’s overall approach to governance. The AGM gives you the opportunity to talk to your Directors and senior management team, ask questions, and vote on the items of business which are explained in this Notice of Meeting.
To provide shareholders, particularly retail shareholders, with an opportunity to hear more about our plans for the future, Chief Executive Officer, Andrew Mackenzie, will hold a shareholder information session prior to the AGM. The information session will commence at 9.30am, followed by the AGM at 11.00am.
Board renewal and succession planning
To ensure orderly succession and renewal, the Board undertakes careful long-term planning, continually reviewing the appropriate composition of the Board. We look out over a five year period to consider the mix of skills and experience which the Board will require over time. This mix should include diversity of gender, geographic location, nationality, skills, background, knowledge and experience.
During the year ended 30 June 2017, John Schubert and Pat Davies retired from the Board. Since year end, Grant King has decided to retire from the Board, effective 31 August 2017. In addition, Malcolm Brinded has decided that he will not stand for re-election at the 2017 Annual General Meetings. I thank all of these retiring Directors for their service to BHP and wish them the very best.
I also want to acknowledge the contribution of my predecessor, Jac Nasser, who has led the Board for the past seven years and who retired from the Board on 31 August 2017. I thank Jac for his outstanding service to the Board and the Group during his tenure.
2 BHP Billiton Limited Notice of Meeting 2017

As part of the continual Board renewal process, in August 2017 we announced that Terry Bowen and John Mogford will join the Board, effective 1 October 2017.
Mr Bowen has over 25 years of strategic, operational and financial experience across a range of sectors. He has been the Finance Director of Wesfarmers Limited for the past eight years, during which time he has been responsible for the disciplined allocation of capital among Wesfarmers’ 38 businesses across different industries.
Mr Mogford has over 40 years of experience in the oil and gas sector, including 33 years at
BP Plc, in technical, operational and leadership roles. While at BP, he acquired deep experience across the oil and gas business, working in the areas of exploration, downstream, upstream, safety and technology.
Together, your Directors contribute international business and senior executive experience; mining and oil and gas operating experience; knowledge of world capital markets; regulatory and government policy experience; an understanding of the health, safety, environmental and community challenges that we face; experience in successfully managing complex global businesses; and an understanding of the risk environment of the Group, including systemic risks such as financial crises and climate change.
Your Board believes that the overall composition of the Board enables it to effectively govern
BHP on behalf of shareholders.
BHP’s policy is to give shareholders the opportunity to formally vote on each Director each year. Terry Bowen and John Mogford will stand for election for the first time. The performance of each Director standing for re-election has been assessed, and each Director has been unanimously recommended for election or re-election.
The Board recommends that you vote in favour of all the Directors standing for election or re-election.
Board recommendation
The Board considers that all resolutions are in the best interests of shareholders of BHP as a whole, and recommends that you vote in favour of Items 1 to 21.
Conclusion
Thank you for your continued support of BHP. I encourage you to join us at the AGM and at the shareholder information session prior to the AGM, and I look forward to meeting as many shareholders as possible on the day.
Yours sincerely,
Ken MacKenzie
Chairman
BHP Billiton Limited Notice of Meeting 2017 3

Annual General Meeting agenda
Thursday 16 November 2017
8.30am Registration opens
Tea and coffee available
9.30am Shareholder information session
10.30am Break
11.00am Annual General Meeting commences
Welcome to shareholders – Chairman
Review – Chief Executive Officer
Consideration of items of business and questions
Please join the Chairman, the Directors and senior management of BHP for refreshments after the Annual General Meeting.
Please refer to pages 34 to 35 of this Notice of Meeting for further details on the location of the meeting, including the map, and the transport network options.
Contents
Annual General Meeting agenda 4
Notice of Annual General Meeting 5
Explanatory Notes 9
Voting and participating 29
Location of the Annual General Meeting 34
Accessing information on BHP 36
Shareholder information 37
BHP Billiton Limited ABN 49 004 028 077 is registered in Australia.
Registered office: 171 Collins Street, Melbourne, Victoria 3000, Australia.
In this Notice, BHP Billiton Limited refers to the company listed on the Australian Securities Exchange and BHP Billiton Plc refers to the company listed on the London Stock Exchange. The two entities, together with their respective subsidiaries, are operated pursuant to a Dual Listed Company structure as a combined group known as BHP or the Group, which has its headquarters in Australia.
The Boards of BHP Billiton Limited and BHP Billiton Plc are identical and operate as one. In this Notice, the Board of BHP Billiton Limited and the Board of BHP Billiton Plc are referred to as the Board.
4 BHP Billiton Limited Notice of Meeting 2017

Notice of Annual General Meeting
Notice is given that the 2017 Annual General Meeting
of shareholders of BHP Billiton Limited will be held
at Margaret Court Arena, Melbourne & Olympic Parks,
Olympic Boulevard, Melbourne, Victoria, Australia,
on Thursday 16 November 2017 at 11.00am (Melbourne
time) for the purpose of transacting the following business.
Items of business
Items 1 to 4, 7, and 10 to 21 will be proposed as ordinary resolutions. Items 5 and 6 will be proposed as special resolutions. Items 8 and 9 will be proposed as non-binding ordinary resolutions.
Item 1
Financial Statements and reports
To receive the Financial Statements for BHP Billiton Limited and BHP Billiton Plc and the reports of the Directors and the Auditor for the year ended 30 June 2017.
Item 2
Reappointment of auditor of BHP Billiton Plc
To reappoint KPMG LLP as the auditor of BHP Billiton Plc to hold office until the conclusion of the next Annual General Meeting of BHP Billiton Plc at which the annual accounts and reports are laid.
Item 3
Remuneration of auditor of BHP Billiton Plc
To authorise the Risk and Audit Committee to agree the remuneration of KPMG LLP as the auditor of BHP Billiton Plc.
Item 4
General authority to issue shares in BHP Billiton Plc
To authorise the Directors, pursuant to section 551 of the UK Companies Act 2006, to allot shares in BHP Billiton Plc or to grant rights to subscribe for shares or to convert any security into shares in BHP Billiton Plc (rights) for the period ending on the later of the conclusion of the
Annual General Meeting of BHP Billiton Plc and the Annual General Meeting of BHP Billiton
Limited in 2018 up to an aggregate nominal amount of US$105,603,590 (provided that this authority will allow BHP Billiton Plc, before the expiry of this authority, to make offers or agreements that would or might require shares to be allotted or rights to be granted after such expiry and, notwithstanding such expiry, the Directors may allot shares in pursuance of such offers or agreements).
BHP Billiton Limited Notice of Meeting 2017 5
Explanatory Notes
Location of the Annual
General Meeting
Accessing information
on BHP
Voting and
participating
Annual General
Meeting agenda
Notice of Annual
General Meeting

Notice of Annual General Meeting continued
Item 5
Issuing shares in BHP Billiton Plc for cash
To authorise the Directors, pursuant to sections 570 and 573 of the UK Companies Act 2006, to allot equity securities (as defined in section 560 of the UK Companies Act 2006) for cash and/or to sell or transfer any equity securities that are held by BHP Billiton Plc as treasury shares pursuant to the authority given by Item 4 as if section 561 of the UK Companies Act 2006 did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities:
(a) in connection with a rights issue or other issue the subject of an offer or invitation, open for acceptance for a period fixed by the Directors, to (i) holders of ordinary shares on the register on a record date fixed by the Directors in proportion (as nearly as may be practicable)
to their respective holdings, and (ii) other persons so entitled by virtue of the rights attaching to any other equity securities held by them, but in both cases subject to such exclusions or other arrangements as the Directors may consider necessary or expedient to deal with treasury shares, fractional entitlements or securities represented by depositary receipts or having regard to any legal or practical problems under the laws of, or the requirements of any regulatory body or stock exchange in, any territory or otherwise howsoever; and
(b) otherwise than pursuant to paragraph (a) above, up to an aggregate nominal amount of US$52,801,795,
and will expire on the later of the conclusion of the Annual General Meeting of BHP Billiton Plc and
the Annual General Meeting of BHP Billiton Limited in 2018 (provided that this authority will allow
BHP Billiton Plc, before the expiry of this authority, to make offers or agreements that would or might require equity securities to be allotted after such expiry and, notwithstanding such expiry, the Directors may allot equity securities in pursuance of such offers or agreements).
Item 6
Repurchase of shares in BHP Billiton Plc (and cancellation of shares in
BHP Billiton Plc purchased by BHP Billiton Limited)
To generally and unconditionally authorise BHP Billiton Plc, in accordance with section 701 of the UK Companies Act 2006, to make market purchases (as defined in section 693 of that Act)
of ordinary shares of US$0.50 nominal value each in the capital of BHP Billiton Plc (shares) on such terms and in such manner as the Directors may from time to time determine, provided that:
(a) the maximum aggregate number of shares hereby authorised to be purchased will be 211,207,180, representing 10 per cent of BHP Billiton Plc’s issued share capital;
(b) the minimum price that may be paid for each share is US$0.50, being the nominal value of such a share;
(c) the maximum price that may be paid for any share is the higher of (i) five per cent above the average of the middle market quotations for a share taken from the London Stock Exchange
Daily Official List for the five business days immediately preceding the date of purchase of the shares, and (ii) the higher of the price of the last independent trade and the highest current independent bid for an ordinary share in BHP Billiton Plc on the trading venues where the market purchases by BHP Billiton Plc pursuant to the authority conferred by this Item 6 will be carried out; and
(d) the authority conferred by this resolution will, unless renewed prior to such time, expire on the later of the conclusion of the Annual General Meeting of BHP Billiton Plc and the Annual
General Meeting of BHP Billiton Limited in 2018 (provided that BHP Billiton Plc may enter into a contract or contracts for the purchase of shares before the expiry of this authority that would or might be completed wholly or partly after such expiry and may make a purchase of shares in pursuance of any such contract or contracts as if the authority conferred hereby had not expired).
6 BHP Billiton Limited Notice of Meeting 2017

Item 7
Approval of the Directors’ remuneration policy
To approve the Directors’ remuneration policy report set out in section 3.2 of the Annual Report.
Item 8
Approval of the Remuneration Report other than the part containing the Directors’ remuneration policy
To approve the Remuneration Report for the year ended 30 June 2017 (other than the Directors’ remuneration policy report in section 3.2) as set out in section 3 of the Annual Report.
Item 9
Approval of the Remuneration Report
To approve the Remuneration Report for the year ended 30 June 2017 as set out in section 3 of the Annual Report.
BHP will disregard any vote cast (in any capacity) on Items 7, 8 and 9 by or on behalf of a member of BHP’s Key Management Personnel (KMP) or a KMP’s closely related party, unless the vote is cast as proxy for a person entitled to vote in accordance with a direction on the proxy form or by the Chairman of the meeting pursuant to an express authorisation to exercise the proxy.
Item 10
Approval of leaving entitlements
To approve, for all purposes, including sections 200B and 200E of the Australian Corporations Act 2001 (Cth) (Corporations Act), the giving of benefits to any current or future holder of a managerial or executive office in BHP Billiton Limited or a Group entity to which sections 200B and 200E of the Corporations Act apply, in connection with the person ceasing to hold that office, as set out in the Explanatory Notes to this Notice of Meeting.
If any shareholder is a current or potential employee or Director of a Group entity and wishes to preserve their ability to receive benefits under this approval, then that shareholder and their associates should not vote on the resolution. Further, BHP will disregard any vote cast as a proxy on Item 10 by a member of BHP’s KMP or a KMP’s closely related party, unless the vote is cast as proxy for a person entitled to vote in accordance with a direction on the proxy form or by the Chairman of the meeting pursuant to an express authorisation to exercise the proxy.
Item 11
Approval of grant to Executive Director
To approve the grant of awards to Executive Director, Andrew Mackenzie, under the Group’s short and long-term incentive plans as set out in the Explanatory Notes to this Notice of Meeting.
BHP will disregard any vote cast on Item 11 by or on behalf of Andrew Mackenzie or any of his associates, as well as any votes cast as a proxy on Item 11 by a member of BHP’s KMP or a KMP’s closely related party, unless the vote is cast as proxy for a person entitled to vote in accordance with a direction on the proxy form or by the Chairman of the meeting pursuant to an express authorisation to exercise the proxy.
BHP Billiton Limited Notice of Meeting 2017 7
Annual General
Meeting agenda Explanatory Notes
Location of the Annual
General Meeting
Accessing information
on BHP
Voting and
participating
Notice of Annual
General Meeting

Notice of Annual General Meeting continued
Items 12 to 21
Election of Directors
With the exception of Terry Bowen and John Mogford, the following Directors retire under the Board’s policy on annual election and, being eligible, submit themselves for re-election.
Terry Bowen and John Mogford are seeking election by shareholders for the first time, having each been appointed a Director since the 2016 Annual General Meetings.
Item 12
To elect Terry Bowen as a Director of BHP.
Item 13
To elect John Mogford as a Director of BHP.
Item 14
To re-elect Malcolm Broomhead as a Director of BHP.
Item 15
To re-elect Anita Frew as a Director of BHP.
Item 16
To re-elect Carolyn Hewson as a Director of BHP.
Item 17
To re-elect Andrew Mackenzie as a Director of BHP.
Item 18
To re-elect Lindsay Maxsted as a Director of BHP.
Item 19
To re-elect Wayne Murdy as a Director of BHP.
Item 20
To re-elect Shriti Vadera as a Director of BHP.
Item 21
To re-elect Ken MacKenzie as a Director of BHP.
8 BHP Billiton Limited Notice of Meeting 2017

Business
Items 1 to 4, 7, and 10 to 21 will be proposed as ordinary resolutions. Items 5 and 6 will be proposed as special resolutions. Items 8 and 9 will be proposed as non-binding ordinary resolutions.
All items of business at the AGM are joint electorate actions. The voting procedure explained on pages 29 to 33 ensures that both BHP Billiton Limited and BHP Billiton Plc shareholders can vote on these matters.
Item 1
Financial Statements and reports
The laws in Australia and the United Kingdom require Directors to lay before the AGM the financial report (or statements) and the reports of the Directors and the Auditor for the year.
In accordance with BHP’s approach to corporate governance, shareholders in each of BHP Billiton Limited and BHP Billiton Plc are being asked to receive the reports and accounts of both companies.
In the interests of simplicity, one resolution is proposed in respect of the reports and accounts for both BHP Billiton Limited and BHP Billiton Plc, as the accounts for the Group as a whole are presented in the BHP Annual Report 2017.
Item 2
Reappointment of auditor of BHP Billiton Plc
The law in the United Kingdom requires shareholders to approve the appointment of a company’s auditor each year. The appointment runs until the conclusion of the next AGM.
KPMG has acted as the sole auditor of BHP Billiton Limited and BHP Billiton Plc since December 2003. The 2019 financial year will be the last financial year in respect of which KPMG conducts BHP’s external audit. BHP conducted a tender for the role of external auditor during 2017, and announced on 22 August 2017 that EY will replace KPMG as auditor for the 2020 financial year, subject to shareholder approval. Shareholder approval will be sought at the 2019 AGMs in respect of the appointment of EY as auditor.
The law in Australia does not require a similar annual reappointment of an auditor. A resolution to reappoint the auditor of BHP Billiton Limited has, therefore, not been proposed.
Explanatory Notes
The Explanatory Notes that follow form part of the
Notice of Meeting and provide important information regarding the items of business to be considered at the Annual General Meeting (AGM).
Your vote is important. By voting, you are involved
in the future of BHP.
BHP Billiton Limited Notice of Meeting 2017 9
Annual General
Meeting agenda
Location of the Annual
General Meeting
Accessing information
on BHP
Voting and
participating
Explanatory Notes
Notice of Annual
General Meeting

Explanatory Notes continued
Item 3
Remuneration of auditor of BHP Billiton Plc
The law in the United Kingdom requires shareholders to either agree the remuneration of the auditor or authorise the company’s directors to do so. In accordance with these requirements, shareholders are asked to authorise the Risk and Audit Committee to determine the remuneration of the auditor of BHP Billiton Plc.
The law in Australia does not impose the same requirement. A resolution in respect of the remuneration of the auditor of BHP Billiton Limited has, therefore, not been proposed.
Item 4
General authority to issue shares in BHP Billiton Plc
The law in the United Kingdom (section 551 of the UK Companies Act 2006) requires the
Directors to be authorised in order to issue shares and other equity securities. Shareholders are asked to renew the general authority of the Directors to issue shares and other equity securities in BHP Billiton Plc.
The proposed authority would permit the Directors to allot shares with an aggregate nominal value of US$105,603,590.
This amount:
represents approximately 3.97 per cent of the total combined issued ordinary share capital of
BHP Billiton Plc and BHP Billiton Limited (or 10 per cent of the total issued ordinary share capital of BHP Billiton Plc) as at 31 August 2017, being the latest practicable date before publication of this Notice of Meeting (the Latest Practicable Date);
is considerably lower than the maximum limit specified in the guidelines of major shareholder associations in the United Kingdom – the Investment Association and the Pensions and
Lifetime Savings Association permit a maximum limit of one-third of the issued share capital or two-thirds in the case of a pre-emptive rights issue;
is considerably lower than the authority granted until the 2013 AGMs (a limit representing approximately 25 per cent was sought and granted at our AGMs until 2013, but the limit requested was reduced in 2014 to 10 per cent of the total issued ordinary share capital of
BHP Billiton Plc, and this lower limit has been sought annually since then). The Board considers that the lowered limit strikes the appropriate balance between market practice in South Africa
(where investors expect a significantly lower limit on the general authority to issue shares than is acceptable in the United Kingdom) and ensuring that sufficient capacity is retained to finance business opportunities that may arise during the year; and
is subject to the lower limit specified in Item 5 where shares are issued for cash on a non-pre-emptive basis.
This authority will expire at the conclusion of the BHP AGMs in 2018.
The Directors have no present intention to issue shares under this authority.
No shares were issued under the similar authority granted by shareholders at last year’s AGMs.
As at the Latest Practicable Date, BHP Billiton Plc had 2,112,071,796 ordinary shares on issue and the total combined ordinary share capital of BHP Billiton Plc and BHP Billiton Limited was
5,323,762,901 ordinary shares.
The law in Australia does not impose the same requirement. A resolution in respect of the issue of securities in BHP Billiton Limited has, therefore, not been proposed.
10 BHP Billiton Limited Notice of Meeting 2017

Item 5
Issuing shares in BHP Billiton Plc for cash
The law in the United Kingdom (section 561 of the UK Companies Act 2006) requires the Directors to be authorised in order to issue ordinary shares and other equity securities and sell treasury shares in BHP Billiton Plc, for cash, without first offering them to existing shareholders in proportion to their holdings. Shareholders are asked to renew this authority of the Directors.
Paragraph (a) of Item 5 authorises the Board to issue shares and sell treasury shares for cash in connection with a rights issue or other pre-emptive offer.
Paragraph (b) of Item 5 authorises the Board to make other types of share issues (and sales of treasury shares, if any) for cash – for example, placements to people who are not currently shareholders. However, this authority in paragraph (b) is limited to shares with an aggregate nominal value of US$52,801,795.
This amount:
represents approximately two per cent of the total combined issued ordinary share capital of BHP Billiton Plc and BHP Billiton Limited (or five per cent of the total issued ordinary share capital of BHP Billiton Plc) as at the Latest Practicable Date; and
is lower than the limit set out in the Statement of Principles of the UK Pre-Emption Group, which reflect the views of The Investment Association and the Pensions and Lifetime
Savings Association.
The Directors confirm their intention to follow the UK Pre-Emption Group’s Statement of Principles regarding usage of the paragraph (b) authority so that cumulative usage in excess of 7.5 per cent of the total issued share capital of BHP Billiton Plc (excluding treasury shares) within a rolling three year period should not take place without prior consultation with shareholders.
The Directors did not use the equivalent authority granted by shareholders at last year’s AGMs.
The law in Australia does not impose the same requirement. A resolution in respect of the issue of securities in BHP Billiton Limited has, therefore, not been proposed.
BHP Billiton Limited Notice of Meeting 2017 11
Annual General
Meeting agenda
Notice of Annual
General Meeting
Location of the Annual
General Meeting
Accessing information
on BHP
Voting and
participating
Explanatory Notes

Explanatory Notes continued
Item 6
Repurchase of shares in BHP Billiton Plc (and cancellation of shares in BHP Billiton Plc purchased by BHP Billiton Limited)
The law in the United Kingdom (section 701 of the UK Companies Act) permits a company to make a market purchase of its own shares only if shareholders have passed an authorising resolution.
Shareholders are asked to renew BHP Billiton Plc’s authority to buy back its own shares.
The renewal of the authority being sought will expire at the conclusion of the BHP AGMs in 2018.
Shareholders are asked to consent to the purchase by BHP Billiton Plc of up to a maximum of
211,207,180 ordinary shares, which represents 10 per cent of BHP Billiton Plc’s issued share capital as at the Latest Practicable Date. The maximum price that may be paid for an ordinary share is 105 per cent of the average middle market quotation for the five business days preceding the purchase, and the minimum price that may be paid for any ordinary share is its nominal value of US$0.50.
If the authority is exercised, shares in BHP Billiton Plc could be bought back by BHP Billiton Plc directly. Alternatively, they could be purchased on-market by BHP Billiton Limited and subsequently transferred to BHP Billiton Plc for no consideration, following which BHP Billiton Plc would cancel those shares. The impact on the Group’s cash, gearing and interest levels would be the same for both alternatives.
The aggregate number of BHP Billiton Plc ordinary shares that would be acquired (whether by way of direct market purchases by BHP Billiton Plc or by way of the alternative mechanism described above) would not exceed the maximum number of BHP Billiton Plc ordinary shares for which the buy-back authority is sought under Item 6 and the same maximum and minimum prices would apply to any purchases of BHP Billiton Plc shares by BHP Billiton Limited which are transferred to BHP Billiton Plc for cancellation.
As at the Latest Practicable Date, there were options and other awards under employee share plans outstanding to subscribe for 544,522 shares in BHP Billiton Plc. If exercised in full, these would represent 0.03 per cent of the issued share capital of BHP Billiton Plc as at the Latest Practicable
Date. If the authority to buy back shares under Item 6 was exercised in full (or the maximum number of ordinary shares in respect of which the authority is given is acquired by the alternative mechanism described above, or by a combination of direct market purchases and the use of such mechanism), these options or other awards would, on exercise, represent 0.03 per cent of the issued share capital of BHP Billiton Plc, net of the shares bought back.
The UK Companies Act 2006 enables companies in the United Kingdom to hold any of their own shares they have purchased as treasury shares with a view to possible resale at a future date, rather than cancelling them. If BHP Billiton Plc were to exercise its buy-back authority, it may decide to hold, as treasury shares, any shares bought back by it. This would provide
BHP Billiton Plc with additional flexibility in the management of its capital base, enabling it either to sell treasury shares quickly and cost-effectively or to use the treasury shares to satisfy awards under BHP employee share schemes. Any shares acquired by BHP Billiton Plc under the alternative mechanism described above would not be treated as treasury shares. BHP Billiton Plc currently holds no treasury shares.
The authority conferred by this item will be exercised only after considering the effects on earnings per share and the benefits for shareholders in BHP Billiton Plc and BHP Billiton Limited generally. The Board wishes to maintain flexibility to pursue strategies that maximise the Group’s value. The Directors may exercise the authority to acquire shares in BHP Billiton Plc in the future;
however, there is currently no intention to do so.
The Directors did not use the equivalent authority granted by shareholders at last year’s AGMs.
The law in Australia does not impose the same requirement. A resolution in respect of the buy-back of securities in BHP Billiton Limited has, therefore, not been proposed.
12 BHP Billiton Limited Notice of Meeting 2017

Items 7 and 8
Approval of the Remuneration Report
(including the Directors’ remuneration policy)
The UK Companies Act 2006 requires the Remuneration Report to be split into a Directors’ remuneration policy report and a Directors’ annual report on remuneration, with a separate vote required for each when the policy report is being approved as well as the annual report on remuneration.
Directors’ remuneration policy report
Item 7 is an ordinary resolution seeking approval for the Directors’ remuneration policy report in section 3.2 of the Annual Report, which sets out BHP’s forward looking policy on Directors’ remuneration (including exit payments). This vote is binding.
BHP is required to submit its Directors’ remuneration policy to a shareholder vote at least every three years. As the Directors’ remuneration policy was last approved at the 2014 AGM, it is required to be re-submitted for approval this year.
The Remuneration Committee undertook a review of the policy during the past year and determined that the policy remains appropriate and aligned to the delivery of our strategic priorities. While the updated remuneration policy contains no material changes from the previous policy, the Directors’ remuneration policy being submitted for approval has been updated since 2014, including to seek to improve the presentation of the policy report.
The outcomes of the policy review are discussed in the Annual Statement of the Remuneration Committee Chairman in section 3.1 of the Annual Report 2017.
If approved, the updated Directors’ remuneration policy will commence from the date of the 2017 BHP Billiton Limited AGM, and all future payments to Directors and former Directors must be made in accordance with the updated policy (unless the payment is separately approved by shareholders). If not approved, the current remuneration policy will continue to apply until a new policy is approved.
Directors’ annual report on remuneration
Item 8 is an ordinary resolution required under UK law and is an advisory vote. The resolution is to approve the remainder of the Remuneration Report for the year ended 30 June 2017 (i.e. other than the part containing the Directors’ remuneration policy report in section 3.2 of the Annual Report as separately addressed in Item 7).
Item 9
Approval of the Remuneration Report
Item 9 is an ordinary resolution required under Australian law and is an advisory vote.
For Australian law purposes, the Remuneration Report for the year ended 30 June 2017 comprises the whole of section 3 of the Annual Report.
The Remuneration Report is set out in section 3 of the Annual Report and is available online at bhp.com.
BHP Billiton Limited Notice of Meeting 2017 13
Annual General
Meeting agenda
Notice of Annual
General Meeting
Location of the Annual
General Meeting
Accessing information
on BHP
Voting and
participating Explanatory Notes

Explanatory Notes continued
Item 10
Approval of leaving entitlements
Reason for seeking shareholder approval
Australian law restricts the benefits that can be given, without shareholder approval, to individuals who hold a managerial or executive office on cessation of their employment or retirement from office with BHP Billiton Limited or another Group entity to which sections 200B and 200E of the Corporations Act apply. Shareholder approval was last obtained at the 2014 AGMs.
The approval sought this year is to refresh the leaving entitlements that are potentially payable, as described below.
This approval is in relation to BHP’s stated remuneration policy and existing commitments.
It seeks to preserve the discretion of the Board and Remuneration Committee to determine the most appropriate leaving package under the relevant employment agreements, incentive plans and retirement plans. The remuneration policy for KMP, including an explanation of potential leaving entitlements, has been included in BHP’s Remuneration Report for many years. The Remuneration Report has been voted on by shareholders at previous AGMs and has consistently received strong support from shareholders and other key stakeholders.
BHP’s policy in relation to leaving entitlements is to treat departing employees and KMP appropriately and in accordance with applicable laws, market practice and Company policy.
To assist BHP meet this policy objective, the Board considers it prudent to seek shareholder approval in respect of the potential leaving entitlements or benefits payable to any current or future employees who are members of BHP’s KMP (which includes Directors of BHP and members of the Operations Management Committee (OMC)) at the time of cessation of their employment or at any time in the three years prior to cessation of their employment, as outlined in these Explanatory Notes.
Approval is also sought in relation to potential leaving entitlements for employees who are not KMP but who are directors of a Group entity to which sections 200B and 200E of the
Corporations Act apply (Subsidiary Directors). As employees who fall within this category are sometimes based in foreign jurisdictions where the local requirements, policies and practices in relation to leaving entitlements are very different to those of Australia, the Board considers it appropriate and prudent to also seek shareholder approval in respect of the potential leaving entitlements or benefits payable to any current or future employees who are Subsidiary Directors at the time of cessation of their employment or at any time in the three years prior to cessation of their employment, as outlined in these Explanatory Notes.
14 BHP Billiton Limited Notice of Meeting 2017

Approval is being sought for the following benefits or entitlements
Shareholder approval is being sought for the purposes of sections 200B and 200E of the Corporations Act for any ‘termination benefits’ that may be provided to KMP or Subsidiary Directors. Shareholders are not being asked to approve any change or increase in the remuneration or benefits or entitlements for KMP or Subsidiary Directors, or any variations to the existing discretions of the Board and the Remuneration Committee. The potential leaving entitlements that may become payable to KMP and Subsidiary Directors and the discretions that may be exercised in respect of these are summarised in Appendix 1. Generally, these are benefits or entitlements arising under:
the relevant employment or service agreement;
BHP’s incentive plans;
the defined contribution plans, defined benefit plans and other retirement plans; and
local laws, policy and practice.
If shareholder approval is obtained, the Board intends that no other leaving entitlements will be provided to KMP or Subsidiary Directors in connection with their ceasing to hold a managerial or executive office, other than those within the scope of this approval or which are exempt from section 200B of the Corporations Act. However, BHP and an individual may agree not to rely on this approval and to rely solely on the provisions of the Corporations Act, in which case any benefits provided would be capped at the maximum amount payable under the Corporations Act without shareholder approval.
The value of the benefits or entitlements
The amount and value of the leaving entitlements being approved is the maximum potential benefit that could be provided for each of the categories described in Appendix 1. Approval of these leaving entitlements does not guarantee that any specific individual will receive them.
The amount and value of the leaving benefits or entitlements that may be provided cannot be ascertained in advance. This is because various matters, events and circumstances (set out in Appendix 2) will, or are likely to, affect the calculation of the amount and value.
Approval is sought for a three year period
If shareholder approval is obtained, it will be effective from the date the resolution is passed until the conclusion of the 2020 AGMs. That is, shareholder approval will be effective:
if the Board or Remuneration Committee exercises certain discretions under BHP’s incentive plans (refer to Appendix 1);
in relation to any equity awards (including conditional rights, options and shares) granted under BHP’s incentive plans; and/or if the member of the KMP or a Subsidiary Director ceases to hold office, during the period beginning at the conclusion of the AGMs in 2017 and expiring at the conclusion of the AGMs in 2020. If considered appropriate, the Board may seek a further shareholder approval at the AGMs in 2020.
It can be reasonably anticipated that aspects of the relevant employment agreements, incentive plans and retirement plans will be amended from time to time in line with market practice and changing governance standards and, where relevant, changes in relation to KMP will be reported in the Remuneration Report. However, it is intended that this approval will remain valid for as long as these agreements, incentive plans and retirement plans provide for the treatment on cessation of holding office as set out in Appendix 1.
BHP Billiton Limited Notice of Meeting 2017 15
Annual General
Meeting agenda
Notice of Annual
General Meeting
Location of the Annual
General Meeting
Accessing information
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participating Explanatory Notes

Explanatory Notes continued
Item 11
Approval of grant to Executive Director
It is proposed that Andrew Mackenzie, an Executive Director of BHP, be awarded securities under the Group’s incentive plans. If Item 11 is approved by shareholders, the awards will be made under the Short Term Incentive Plan (STIP) and Long Term Incentive Plan (LTIP).
Each award under the STIP and LTIP is a conditional right to one ordinary fully paid share in
BHP Billiton Limited, subject to meeting the applicable service and/or performance conditions.
Under the Australian Securities Exchange (ASX) Listing Rules, shareholder approval is required for an issue of BHP Billiton Limited securities to Directors. Approval is not required where the terms of the scheme under which the grants are made require that the underlying shares are purchased on-market. The terms applying to Mr Mackenzie’s awards (comprising the terms of grant and the applicable plan rules) require that the underlying shares are purchased on-market. In addition, there is no requirement under UK law or the UK Listing Authority’s Listing Rules to obtain shareholder approval for the specific issue of BHP Billiton Plc securities to a Director on the terms proposed.
Although it is not required to do so, the Board is seeking shareholder approval for the acquisition of securities under the Group’s STIP and LTIP by Mr Mackenzie as a matter of good governance.

(a)	STIP award: The Board, on the advice of the Remuneration Committee, is proposing a grant of STIP awards. If approved by shareholders, the actual number of STIP awards to be granted will be calculated after the AGMs.
Value of the STIP award: The maximum value of Mr Mackenzie’s STIP award is US$1,169,600.
This maximum value has been determined based on deferral of 50 per cent of Mr Mackenzie’s maximum STI amount of US$2,339,200 for performance during the year ended 30 June 2017.
How the number of rights will be calculated: The actual number of rights granted to
Mr Mackenzie will be calculated using the following formula: The maximum value of the
STIP award (being US$1,169,600) will be multiplied by the US$/A$ exchange rate, being the average daily exchange rate over the five days immediately prior to the grant date, to convert the award value into Australian dollars. This amount will then be divided by the volume weighted average price of BHP Billiton Limited shares traded on the ASX over the five trading days immediately prior to the grant date, and rounded down to the nearest whole number of rights.
16 BHP Billiton Limited Notice of Meeting 2017

(b) LTIP award: The Board, on the advice of the Committee, is proposing a grant of 385,075 LTIP awards with a face value equal to 400 per cent of Mr Mackenzie’s annual base salary
(i.e. US$1,700,000 x 400 per cent = US$6,800,000). How the number of rights was calculated: The actual number of rights proposed to be granted to Mr Mackenzie was calculated using the following formula: Converting the maximum value of Mr Mackenzie’s LTIP award (being US$6,800,000) into Australian dollars by applying the average US$/A$ exchange rate over the 12 months up to and including 30 June 2017, and then dividing that Australian dollar amount by the average daily closing price of BHP Billiton Limited shares traded on the ASX over the 12 months up to and including 30 June 2017. The face value of US$6,800,000 was determined with the input of the Remuneration Committee’s independent adviser and through an analysis of Mr Mackenzie’s total target remuneration, as assessed by reference to a number of factors, including the extent to which the total remuneration is appropriate for Mr Mackenzie’s role and the extent to which it is market competitive.
(c) There is no cost payable by Mr Mackenzie, and no loan made by BHP to Mr Mackenzie, in relation to the grant of the STIP or LTIP awards or the allocation of shares on vesting of the awards. The awards will not have an exercise price and accordingly do not raise capital.
(d) Mr Mackenzie is the only Director (or associate of a Director) entitled to participate in the STIP and the LTIP in the year ended 30 June 2017.
(e) Mr Mackenzie is the only Director (or associate of a Director) who has received securities under the STIP and LTIP since shareholder approval was last obtained. Mr Mackenzie was granted 339,753 rights under the LTIP in accordance with shareholder approval at the 2016 AGMs and was granted 69,566 rights under the STIP in accordance with shareholder approval at the 2015 AGMs. No consideration was payable by Mr Mackenzie in respect of either grant. Full details of these awards are set out in the 2016 and 2015 Remuneration Reports respectively.
(f) The STIP and LTIP awards that are the subject of this approval will be granted to Mr Mackenzie following the AGMs, and in any event prior to 16 November 2018.
For information on the STIP and LTIP, refer to section 3.3 of the Annual Report. The LTIP Rules are available online at bhp.com.
BHP Billiton Limited Notice of Meeting 2017 17
Annual General
Meeting agenda
Notice of Annual
General Meeting
Location of the Annual
General Meeting
Accessing information
on BHP
Voting and
participating Explanatory Notes

Explanatory Notes continued
Items 12 to 21
Election of Directors
The Boards of BHP Billiton Limited and BHP Billiton Plc must be identical and operate as one.
In the interests of simplicity, one resolution is proposed in respect of the election of each candidate to both the Board of BHP Billiton Limited and to the Board of BHP Billiton Plc. Accordingly, in each resolution, reference to ‘BHP’ is a reference to both BHP Billiton Limited and BHP Billiton Plc.
The resolution to appoint each candidate is proposed as a separate resolution.
Under the Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc,
at least one-third of Directors must retire (and may seek re-election) at each AGM. However, taking account of the recommendations in the UK Corporate Governance Code, the Board
has adopted a policy under which all Directors seek re-election annually. With the exception of Malcolm Brinded, all current Directors are retiring and are offering themselves for re-election.
Mr Brinded has decided not to seek re-election at the AGM and will step down from the
Board on 18 October 2017. In addition, Terry Bowen and John Mogford are seeking election by shareholders for the first time, having each been appointed a Director with effect from

1	October 2017.

The Board annually reviews the performance of each Director seeking re-election at the AGMs, with assistance from the Nomination and Governance Committee. The review is designed to assess the effectiveness of each person. All Directors seeking re-election at the 2017 AGMs contributed to the review of every other Director during the year. The Nomination and
Governance Committee has also reviewed the skills, backgrounds, knowledge, experience and diversity of geographic location, nationality and gender represented on the Board.
In addition, Jac Nasser, the then Chairman, drawing on guidance from the Remuneration
Committee, led an evaluation of the performance of the Chief Executive Officer (CEO) on behalf of all Non-executive Directors. The criteria used to assess the CEO’s performance are set out in sections 2.15 and 3 of the Annual Report.
On the basis of these reviews, the Board considers that all Directors seeking re-election demonstrate commitment to their role, that each Director continues to make a valuable contribution to the
Board and that the Board as a whole has an appropriate mix of skills, backgrounds, knowledge, experience and diversity to operate effectively. Accordingly, the Board recommends to shareholders the re-election of all retiring Directors who offer themselves for re-election.
The Board also recommends to shareholders the election of Terry Bowen and John Mogford.
All Non-executive Directors are considered by the Board to be independent in character and judgement and free from any business or other relationship that could materially interfere with the exercise of their objective, unfettered or independent judgement. The Annual Report contains further information on the independence of Directors in section 2.10.
The biographical details, skills and experience of each of the Directors standing for election or re-election are set out below and, in respect of those Directors seeking re-election, in section
2.2.1 of the Annual Report.
18 BHP Billiton Limited Notice of Meeting 2017

Item 12
Terry Bowen BAcct, FCPA, 50
Terry Bowen has significant experience across a range of diversified industries, with a very strong background in finance leadership roles. Mr Bowen has served as an Executive Director and Finance Director of Wesfarmers Limited since 2009. Prior to his current role, Mr Bowen held various senior executive roles within Wesfarmers, including as Finance Director of Coles, Managing Director of its Industrial and Safety division and Finance Director of Wesfarmers Landmark. Between 2003 and 2005, Mr Bowen served as the inaugural Chief Financial Officer of Jetstar Airways Limited, and also held a number of senior finance roles over an 11 year career with Tubemakers of Australia Limited. Mr Bowen will retire from all Wesfarmers Limited roles in late 2017, before commencing in early 2018 as the Managing Partner and Head of Operations of a new private equity fund based in Australia. Mr Bowen is Chairman of the West Australian Opera Company and is on the Board of the West Coast Eagles Football Club. He is a member of the Curtin University Business School and Scotch College (WA) Advisory Councils. Mr Bowen is a former Director of Gresham Partners, past President of the National Executive of the Group of 100 Inc. and former Director of the Harry Perkins Institute of Medical Research Incorporated. His appointment as a Director of BHP will take effect from 1 October 2017.
Mr Bowen says: ‘BHP is a tremendous company with world class assets, strong leadership and the ability to create significant value for shareholders. I am looking forward to working with the Board to create long term value for BHP’s shareholders. My 25 years of leadership experience in financial, strategic and operational areas across a broad range of industries and complex operations position me well to contribute to Board decisions to optimise opportunities for BHP.’
The Board recommends the election of Mr Bowen.
Item 13
John Mogford BEng, 64
John Mogford has extensive oil and gas knowledge and transformational strategy leadership experience, having worked in the oil and gas industry for over 40 years. Mr Mogford spent the majority of his career in various leadership, technical and operational roles at BP Plc where he gained significant knowledge of upstream oil and gas assets and activities. From 2009 to 2015, Mr Mogford was the Managing Director and an Operating Partner of First Reserve Corporation,
a large global energy-focused private equity firm in London. He served on the boards of a number of First Reserve’s portfolio companies, including as Chairman of Amromco Energy LLC and White Rose Energy Ventures LLP. Mr Mogford was a Senior Adviser to the Head of the Global Oil and Gas Practice at Nomura Investment Bank from 2010 until 2013. Mr Mogford is currently a Non-executive Director of Weir Group Plc, ERM Worldwide Group Limited and one of First Reserve’s portfolio companies, DOF Subsea AS. Mr Mogford is a former Director of Network
Rail Limited, Midstates Petroleum Company Inc., CHC Group Limited and CHC Helicopters SA. His appointment as a Director of BHP will take effect from 1 October 2017.
Mr Mogford says: ‘BHP has a portfolio of world class assets, a strong balance sheet and a clear strategy to grow value for its shareholders. Part of BHP’s strength lies in its commitment to the health and safety of its people, sustainable development and operational excellence.
My deep technical and operational experience in the oil and gas industry, including large and complex projects, combined with my strategic expertise and my experience as an investor, will enable me to contribute to effective Board decisions.’
The Board recommends the election of Mr Mogford.
BHP Billiton Limited Notice of Meeting 2017 19
Annual General
Meeting agenda
Notice of Annual
General Meeting
Location of the Annual
General Meeting
Accessing information
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Voting and
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Explanatory Notes continued
Item 14
Malcolm Broomhead MBA, BE, FAICD, 65
Malcolm Broomhead has extensive experience in running industrial and mining companies with a global footprint, and broad global experience in project development in many of the countries in which BHP operates. Mr Broomhead was Managing Director and Chief Executive
Officer of Orica Limited from 2001 until September 2005. Prior to joining Orica, Mr Broomhead held a number of senior positions at North Limited, including Managing Director and Chief
Executive Officer and, prior to that, held senior management positions with Halcrow (UK),
MIM Holdings, Peko Wallsend and Industrial Equity. Mr Broomhead is currently Chairman of Orica Limited and is a former Chairman of Asciano Limited and a former Director of Coates
Group Holdings Pty Ltd. He has been a Director of BHP since March 2010, and is a member of the Sustainability Committee and the Risk and Audit Committee.
Mr Broomhead says: ‘BHP is dedicated to the creation of long-term shareholder value through the execution of an effective strategy, and the disciplined allocation of capital.
My experience as a CEO and Board member of global resource and industrial companies enables me to make a significant contribution to the deliberations of the Sustainability
Committee, the Risk and Audit Committee and the Board.’
The Board recommends the re-election of Mr Broomhead.
Item 15
Anita Frew BA(Hons), MRes, Hon DSc, 60
Anita Frew has extensive board, strategy, marketing, governance and risk management experience in the chemicals, engineering, water and finance industries. She is the Chairman of Croda
International Plc and Deputy Chairman and Senior Independent Director of Lloyds Banking Group
Plc. Ms Frew is a former Chairman of Victrex Plc, a former Senior Independent Director of Aberdeen
Asset Management Plc and IMI Plc, and a former Non-executive Director of Northumbrian Water.
During her executive career, she was a Director of Abbott Mead Vickers plc, Director of Corporate
Development at WPP plc and held various leadership positions with the Royal Bank of Scotland and Scottish Provident. She has been a Director of BHP since September 2015, and is a member of the Risk and Audit Committee.
Ms Frew says: ‘I believe that BHP’s strategic vision and dedication to high standards in the areas of safety and sustainability set it apart from others. The combination of BHP’s ethical and responsible approach to business and its strong Board and leadership team who have an enduring commitment to creating shareholder value benefits all stakeholders.
My extensive experience as a Non-executive Director, Senior Independent Director and Chairman of global industrial and financial companies has provided me with the skills and experience to meaningfully contribute to the deliberations of the Board and the Risk and Audit Committee.
I have also built a strong understanding of shareholder expectations, and am committed to progressing BHP’s commitment to governance and its disciplined capital allocation which support the creation of shareholder value.’
The Board recommends the re-election of Ms Frew.
20 BHP Billiton Limited Notice of Meeting 2017

Item 16
Carolyn Hewson AO, BEc (Hons), MA, FAICD, 62
Carolyn Hewson is a former investment banker with over 35 years’ experience in the finance sector. Ms Hewson was previously an Executive Director of Schroders Australia Limited and has extensive financial markets, risk management and investment management expertise. Ms Hewson is a Non-executive Director of Stockland Group, a member of the Federal Government Growth Centres Advisory Committee and a Trustee of Westpac Foundation. Ms Hewson is a former Director of BT Investment Management Limited, Westpac Banking Corporation, AMP Limited, CSR Limited, AGL Energy Limited, the Australian Gas Light Company, South Australia Water and the Economic Development Board of South Australia, and a former member of the Advisory Board of Nanosonics Limited. She has been a Director of BHP since March 2010, and is the Chairman of the Remuneration Committee and a member of the Nomination and Governance Committee.
Ms Hewson says: ‘At BHP, the Board and the management team are constantly mindful of the important responsibilities that accompany our position of significant global influence and size.
We carry the clear objective to create long-term value for our shareholders, along with the responsibility to always have the highest regard for the safety of our people, to understand the needs of the communities and the environments in which we operate and to follow exemplary governance practices. In this way, we aim to create long-term value in a sustainable manner.
Appropriately, our Board members bring a wide range of skills, experience and backgrounds, but we are united in our focus on BHP’s objectives and responsibilities. My background in finance and risk management, as well as my experience across a number of sectors as a Non-executive Director, provide a helpful base from which to complement the existing skills and experience of the Board.’
The Board recommends the re-election of Ms Hewson.
Item 17
Andrew Mackenzie BSc (Geology), PhD (Chemistry), 60
Andrew Mackenzie has been the Chief Executive Officer of BHP since 10 May 2013 and was appointed to the Board on that date. Mr Mackenzie joined BHP in November 2008 as
Chief Executive Non-Ferrous with responsibility for over half of BHP’s 100,000 strong workforce across four continents. During his 30 year career in oil and gas, petrochemicals and minerals, Mr Mackenzie has held a variety of senior leadership roles. Mr Mackenzie’s prior career included time with Rio Tinto, where he was Chief Executive of Diamonds and Minerals, and with BP, where he held a number of senior roles, including Group Vice President for Technology and Engineering and Group Vice President for Chemicals. Mr Mackenzie is a Director of the Grattan Institute,
a member of the Business Council of Australia, Director of the International Council on Mining and Metals, Honorary President of the German-Australian Chamber of Industry and Commerce and a former Non-executive Director of Centrica plc.
Mr Mackenzie says: ‘It is a privilege to lead one of Australia’s great companies and a leading global resources company, and to meet with and listen to our people, our shareholders and the many other stakeholders vital to BHP’s success. Over the last five years, we have built foundations from which we will create value for decades to come. We will maximise cash flow, maintain strict capital discipline, and deliver strong returns. I am proud that, guided by Our Charter, our decisions incorporate care for the environment and our communities, compassion and trust. The focus of our strategy will remain to own, and safely and efficiently operate, large, low-cost, long-life assets diversified by commodity, geography and market.’
The Board recommends the re-election of Mr Mackenzie.
BHP Billiton Limited Notice of Meeting 2017 21
Annual General
Meeting agenda
Notice of Annual
General Meeting
Location of the Annual
General Meeting
Accessing information
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Voting and
participating Explanatory Notes

Explanatory Notes continued
Item 18
Lindsay Maxsted DipBus, FCA, FAICD, 63
Lindsay Maxsted is a corporate recovery specialist who has managed a number of Australia’s largest corporate insolvency and restructuring engagements and, until 2011, continued to undertake consultancy work in the restructuring advisory field. Mr Maxsted was Chief Executive
Officer of KPMG Australia between 2001 and 2007. Mr Maxsted is currently the Chairman of Westpac Banking Corporation and of Transurban Group. He is also a Fellow of the Australian
Institute of Company Directors, and a Director and Honorary Treasurer of Baker Heart and
Diabetes Institute. Mr Maxsted was on the Board of the Public Transport Corporation from 1995 to 2001, and in his capacity as Chairman from 1997 to 2001 had the responsibility of guiding the
Public Transport Corporation through the final stages of a significant reform process. He has been a Director of BHP since March 2011, and is the Chairman of the Risk and Audit Committee.
Mr Maxsted says: ‘The Board of BHP has, through focusing on a superior vision and strategy, great values and high-quality people, and the related issues of risk, sustainability and an appropriate governance framework, created an environment for success. Our risks are managed on an enterprise-wide basis. The natural diversification in our portfolio of commodities, geographies, currencies, assets and liabilities is a key element in our risk management approach.
My professional background as a CEO, as an adviser on large and complex corporate restructurings and, more recently, as a Non-executive Director in the banking and finance and infrastructure sectors, has provided me with a diverse range of skills and experience, particularly in a financial context, to draw upon and contribute as a Board member.’
The Board recommends the re-election of Mr Maxsted.
Item 19
Wayne Murdy BSc (Business Administration), CPA, 73
Wayne Murdy has a background in finance and accounting, where he gained comprehensive experience in the financial management of mining, oil and gas companies during his career with Getty Oil, Apache Corporation and Newmont Mining Corporation. Mr Murdy served as the
Chief Executive Officer of Newmont Mining Corporation from 2001 to 2007 and as Chairman from 2002 to 2007, and has been a Director of Extraction Oil and Gas, Inc. since December 2016.
Mr Murdy is also a former Chairman of the International Council on Mining and Metals, a former
Director of the US National Mining Association, a former member of the Manufacturing Council of the US Department of Commerce, a former Director of Weyerhaeuser Company and a former
Director of Qwest Communications International Inc. He has been a Director of BHP since June
2009, and is a member of the Risk and Audit Committee and the Remuneration Committee.
Mr Murdy says: ‘BHP is one of the most valuable companies in the world due to its unwavering focus on its strategy. Key pillars underpinning its success are financial discipline, operational excellence and a continued focus on improving safety, environmental protection and community relations. I am proud to be a member of the BHP Board, which has a strong commitment to strategy review and creating shareholder value, leadership development and governance best practices. My background in the international minerals and petroleum industries, as well as significant financial and capital investment decisions, provides a wide range of experiences from which to contribute to Board discussions.’
The Board recommends the re-election of Mr Murdy.
22 BHP Billiton Limited Notice of Meeting 2017

Item 20
Shriti Vadera MA, 55
Shriti Vadera brings wide-ranging experience in finance, economics and public policy, as well as extensive experience of emerging markets and international institutions. She is Chairman of
Santander UK Group Holdings Plc and Santander UK Plc, and has been a Director of AstraZeneca
Plc since 2011. She was an investment banker with S G Warburg/UBS from 1984 to 1999, on the
Council of Economic Advisers, H M Treasury from 1999 to 2007, Minister in the UK Department of International Development in 2007, Minister in the Cabinet Office and Business Department
from 2008 to 2009 with responsibility for dealing with the financial crisis and G20 adviser from
2009 to 2010. She advised governments, banks and investors on the Eurozone crisis, banking sector, debt restructuring and markets from 2010 to 2014. Ms Vadera has been a Director of
BHP since January 2011. She is the Senior Independent Director of BHP Billiton Plc, and a member of the Nomination and Governance Committee and the Remuneration Committee.
Ms Vadera says: ‘The Board and management of BHP have a firm commitment to create long-term shareholder value by maintaining the highest corporate governance standards, focusing on operational excellence and rigorously implementing a stable but flexible strategy. BHP is a global company working in a market and geopolitical and regulatory environment that are complex and changing. My background in finance, governments, emerging markets and international institutions provides me with useful experience and perspectives that help me contribute to the
Board’s deliberations and decisions.’
The Board recommends the re-election of Ms Vadera.
Item 21
Ken MacKenzie BEng, FIEA, FAICD, 53
Ken MacKenzie has extensive global and executive experience, and a deeply strategic approach.
From 2005 until 2015, Mr MacKenzie served as the Managing Director and Chief Executive
Officer of Amcor Limited, a global packaging company with operations in over 40 countries.
During his 23 year career with Amcor, Mr MacKenzie gained extensive experience across all of Amcor’s major business segments in developed and emerging markets in the Americas,
Australia, Asia and Europe. Mr MacKenzie was a Senior Adviser with McKinsey & Company from
January 2016 until June 2017, and serves on the Advisory Boards of American Securities Capital
Partners LLC and Adamantem Capital. He has been a Director of BHP since September 2016, and became Chairman on 1 September 2017. Mr MacKenzie is Chairman of the Nomination and
Governance Committee and a member of the Sustainability Committee.
Mr MacKenzie says: ‘It is an honour to be given the opportunity to lead the Board of this great company. I have visited many of BHP’s operations during my first year as a Director, and met with the talented and enthusiastic workforce. My commitment is to represent the interests of all shareholders, and to continue to create shareholder value by working with management on strengthening the application of the Capital Allocation Framework and reviewing the portfolio.
I will also have an ongoing focus on Board renewal.’
The Board recommends the re-election of Mr MacKenzie.
By order of the Board
Margaret Taylor
Group Company Secretary
BHP Billiton Limited Notice of Meeting 2017 23
Annual General
Meeting agenda
Notice of Annual
General Meeting
Location of the Annual
General Meeting
Accessing information
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Explanatory Notes participating

Explanatory Notes continued
Appendix 1 – Potential leaving entitlements being approved
The potential leaving entitlements for which approval is sought (including the various discretions which may be exercised by the Board or the Remuneration Committee) are summarised below.
Capitalised terms are defined in the applicable incentive plan rules.
Further details regarding the relevant agreements and plans are set out in the Remuneration
Report, which is available online at bhp.com.
Agreement/plan Potential entitlements/treatments
Employment
agreements
All OMC members are employed under agreements capable of termination by BHP on up to 12 months’ notice (depending on the individual employment agreement), or six months’ notice by the OMC member.
Subsidiary Directors are employed under agreements capable of termination by BHP or the Subsidiary Director on providing certain periods of notice (depending on the individual employment agreement).
BHP may make a payment in lieu of some or all of the notice period (calculated by reference to base pay plus superannuation or pension contributions payable plus any other benefits under the employment agreement).
Statutory payments and accrued contractual entitlements are also paid on cessation
(such as days of leave accrued but not taken).
BHP may agree to continue to provide certain other benefits for a period following cessation where the arrangements are provided for under the employment agreement, which could include, but are not limited to, relocation or expatriation benefits.
Incentive plans
Resignation or
termination for cause
Death, serious injury,
disability, illness or
total and permanent
disablement
Other
Short Term
Incentive Plan
(STIP)
Unvested awards
will lapse.
Vested but unexercised
awards will remain
exercisable for the
remaining exercise period
unless the Committee
determines a reduced
period or that they
will lapse.
Unvested awards
will vest in full and,
where applicable,
become exercisable.
Vested but unexercised
awards will remain
exercisable for
the remaining
exercise period.
Unvested awards will
continue to be held
subject to the STIP
rules and terms of grant,
unless the Committee
determines they will lapse.
Vested but unexercised
awards will remain
exercisable for the
remaining exercise period
unless the Committee
determines a reduced
period or that they will lapse.
Where employment ceases for any reason before an award of cash or equity is granted in respect of a performance year, there is no entitlement to those awards for that year.
However, except in the case of resignation or termination for cause, the Committee can determine to pay the participant an amount in cash, equity or both, having regard to performance and the portion of the performance year served.
All unvested and vested awards remain subject to malus and clawback.
24 BHP Billiton Limited Notice of Meeting 2017

Agreement/plan
Potential entitlements/treatments
Incentive plans
Resignation or
termination for cause
Death, serious injury, disability, illness or
total and permanent disablement
Other
Group Short Term Incentive Plan (GSTIP)
All unvested awards
will lapse.
All unvested awards
will vest.
‘Good leaver’
(as determined by the OMC): All unvested awards will vest.
Other leavers: Unvested awards will lapse, unless the OMC determines otherwise.
It is the intention of BHP that GSTIP awards not be granted to OMC members. However, some OMC members hold awards that were allocated to them prior to their appointment to the OMC. In these circumstances the Committee will make the relevant determination in place of the OMC.
Long Term Incentive Plan (LTIP)
Unvested awards
will lapse.
Vested but unexercised awards will remain exercisable for the remaining exercise period unless the Committee determines a reduced period or that they will lapse.
Unvested awards
will vest in full and,
where applicable,
become exercisable.
Vested but unexercised awards will remain exercisable for
the remaining
exercise period.
A pro rata portion of unvested awards (based
on the proportion of the performance period served) will continue to be held subject to the LTIP rules and terms of grant, unless the Committee determines to reduce the pro rata portion or that they will lapse. The balance of the pro rata portion will lapse.
Vested but unexercised awards will remain exercisable for the remaining exercise period unless the Committee determines a reduced period or that they will lapse.
All unvested and vested awards remain subject to malus and clawback.
Transitional
OMC awards
Unvested awards
will lapse.
Unvested awards will
vest in full.
Retirement, redundancy
or termination by agreement: A pro rata portion of the award will continue to be held subject to the terms of grant. The remaining awards will lapse.
Any other reason: The Committee in its absolute discretion will determine the number of awards that vest (or lapse).
BHP Billiton Limited Notice of Meeting 2017 25
Annual General
Meeting agenda
Notice of Annual
General Meeting
Location of the Annual
General Meeting
Accessing information
on BHP
Voting and
participating Explanatory Notes

Explanatory Notes continued
Agreement/plan Potential entitlements/treatments
Incentive plans
Resignation or
termination for cause
Death, serious injury,
disability, illness or
total and permanent
disablement
Other
Management
Award Plan
(MAP)
Unvested awards
will lapse.
Vested but unexercised
awards will lapse, unless
the OMC determines
otherwise.
Unvested awards will
vest on a pro rata basis
on the date of cessation
and the balance will lapse.
Vested but unexercised
awards will be exercisable
for six months following
cessation.
‘Good leaver’
(as determined by the
OMC): Unvested awards
will lapse, unless the OMC
determines otherwise.
Vested but unexercised
awards will be exercisable
for six months following
cessation.
Other leavers: Unvested
awards and vested but
unexercised awards will
lapse, unless the OMC
determines otherwise.
It is the intention of BHP that MAP awards not be granted to OMC members. However, some OMC members hold awards that were allocated to them prior to their appointment to the OMC. In these circumstances the Committee will make the relevant determination in place of the OMC.
Shareplus On cessation of employment, any shares acquired through contributions from post-tax base pay will be released.
If the participant is a ‘good leaver’ (defined as a person who ceases employment with the Group in circumstances approved by the Board, including, but not limited to, death, total and permanent disability or bona fide redundancy as determined by the Board in its discretion), they may also be entitled to some or all of the Matched Shares.
If a participant is not a ‘good leaver’, they will not receive any Matched Shares.
Other entitlements
Retirement plans The annual retirement contributions payable to each OMC member are calculated by reference to base pay and are 25 per cent of base pay. Participation is provided through a defined contribution plan, an unfunded Retirement Savings Plan, an International
Retirement Plan, a self-managed superannuation fund and/or a cash payment in lieu.
Other KMP or Subsidiary Directors may also be entitled to retirement benefits.
Some employees, including those who may become members of the OMC in the future, are members of legacy defined benefit plans, and will continue to accrue benefits in those plans for past and future service unless they elect to transfer to a defined contribution plan.
In all circumstances, any benefit that may be provided under the terms of the plan represents a benefit arising in connection with the person’s retirement from office, being payment for past services rendered to BHP. No pension augmentation is provided by virtue of cessation, and the benefits provided represent accrued benefits.
Amounts
payable at law
In addition to the contractual entitlements of KMP and Subsidiary Directors on cessation, there may be additional benefits payable at law depending on the jurisdiction in which the member of the KMP or Subsidiary Director is based at the time they cease employment or to hold office, and any changes in law that occur between the time the employment or service contract is entered into and the cessation date. This approval is intended to cover any such payments.
26 BHP Billiton Limited Notice of Meeting 2017

Agreement/plan
Potential entitlements/treatments
Other payments
Circumstances may arise from time to time where it will be appropriate for BHP to make small incidental payments to a departing KMP or Subsidiary Director, including allowing them to retain certain property following cessation (such as phones or other electronic devices), or making reasonable retirement gifts to recognise the contribution they made to the Group. Approval is sought to grant such incidental benefits provided they are reasonable and have an aggregate value that is less than five per cent of the outgoing person’s fees or base salary (as applicable) at the cessation date.
Similarly, there may be instances where BHP considers it appropriate to enter into arrangements with a departing KMP or Subsidiary Director in connection with their cessation that include payment in settlement of liabilities and the reimbursement of legal fees subject to appropriate conditions.
Additional payments which may apply for Subsidiary Directors
Other benefits may be payable where a Subsidiary Director ceases to hold office or ceases employment and either the payment is in accordance with the local regulations, policy or market practice in the relevant jurisdiction, or is made pursuant to BHP’s practices or policies (for example in relation to payments on redundancy or other lump sum payments) in the relevant jurisdiction. As BHP operates a global diversified business with hundreds of subsidiaries in different locations, it is not possible to ascertain the amount or value of these benefits in advance. However, this approval is intended to cover payments or benefits to Subsidiary Directors where the payments or benefits are provided in accordance with the regulations, policies and practices outlined above.
On cessation, other than for cause, BHP may make a payment to a Subsidiary Director in consideration of the departing individual confirming, extending or entering into appropriate restrictive covenants to protect BHP and its shareholders. The amount of such payment is governed by the individual’s employment agreement and local regulations, policy or market practice, as well as BHP’s policies and practices in the relevant jurisdiction.
BHP Billiton Limited Notice of Meeting 2017 27
Annual General
Meeting agenda
Notice of Annual
General Meeting
Location of the Annual
General Meeting
Accessing information
on BHP
Voting and
participating Explanatory Notes

Explanatory Notes continued
Appendix 2 – Matters, events and circumstances which will, or are likely to, affect the calculation of the amount or value of the leaving entitlements
The amount or value of the leaving entitlements that may be given to KMP or Subsidiary Directors cannot be ascertained in advance. This is because various matters, events and circumstances will, or are likely to, affect the calculation of that amount or value, including:
the circumstances in which the individual ceases to hold office or ceases employment and whether they serve all or part of any applicable notice period;
their base pay at the time of cessation of employment;
the length of their service with BHP and the portion of any relevant performance or qualification periods that have expired at the time of cessation;
the number of unvested equity entitlements held by the individual at the time of cessation and the number that the Board or Remuneration Committee determines to vest, lapse or leave on foot in accordance with the relevant plans;
the market price of BHP Billiton Limited shares on the ASX or BHP Billiton Plc shares on the
London Stock Exchange when the value of any equity-based leaving entitlement or benefit is determined;
the individual’s particular entitlement to retirement benefits;
the value of any accrued pension entitlement arising over the period of service until the date of cessation;
the value of any contribution that may arise, and be paid, in respect of the notice period provided under the employment or service agreement;
any other factors that the Board or the Remuneration Committee determines to be relevant when exercising its discretions (such as the assessment of the performance of the individual up to the cessation date);
the jurisdiction and location in which the individual is based at the time they cease to hold office or cease employment, and the applicable laws in that jurisdiction; and
any changes in law between the date BHP enters into an employment or service agreement with the individual and the date the individual ceases to hold office or employment.
28 BHP Billiton Limited Notice of Meeting 2017

How are votes calculated under the Dual Listed Company structure?
In accordance with our Dual Listed Company structure, all items of business at the 2017 AGMs are considered significant matters and are therefore joint electorate actions. Voting on joint electorate actions works as follows:
if a BHP Billiton Plc shareholder votes at the BHP Billiton Plc AGM (to be held in London on 19 October 2017), an equivalent vote will be cast on the corresponding resolution at the meeting of BHP Billiton Limited;
if a BHP Billiton Limited shareholder votes at the BHP Billiton Limited AGM (to be held in Melbourne on 16 November 2017), that vote will be treated as though it was also cast on the corresponding resolution at the meeting of BHP Billiton Plc;
a resolution will be passed only if the votes cast in favour (after the votes of shareholders of both companies are added together) represent a majority of the votes cast (in the case of an ordinary resolution), or represent at least 75 per cent of the votes cast (in the case of a special resolution).
All items of business will be decided by way of a poll.
Am I entitled to vote at the meeting?
To vote at the AGM you must be a registered holder of shares as at 7.00pm Melbourne time on Tuesday 14 November 2017. Your voting entitlement will be determined by the number of shares you hold at that time.
In addition, Australian legal requirements limit the eligibility of certain people to vote on some of the items of business to be considered at the AGMs. The applicable voting exclusion (if any) for each item of business is set out immediately after the proposed resolution in this Notice of Meeting.
Voting and participating
Your vote is important. By voting, you are involved
in the future of BHP.
Shareholders can vote by:
> attending the meeting and voting in person; or
> appointing an attorney or, in the case of corporate shareholders, a corporate representative to attend and vote; or
> appointing a proxy to attend and vote on their behalf.
There are also a number of ways you can participate
in the AGM.
BHP Billiton Limited Notice of Meeting 2017 29
Annual General
Meeting agenda
Notice of Annual
General Meeting
Location of the Annual
General Meeting
Accessing information
Explanatory Notes on BHP
Voting and
Participating

Voting and participating continued
How do I register my attendance on the day of the AGM?
You must register to attend the shareholder information session and to vote at the AGM. The registration desks will be open from 8.30am (Melbourne time) and we ask that you arrive at least
30 minutes before proceedings commence to allow sufficient time to complete registration.
The proxy form you receive by post with your Notice of Meeting contains a personalised barcode, which can be scanned to register your attendance at the meeting. Please bring your proxy form with you to the meeting to make the registration process simpler.
I have a power of attorney from a shareholder – how can I attend and vote?
Attorneys should bring with them an original or certified copy of the power of attorney under which they have been authorised to attend and vote at the meeting, unless previously given to the Share Registrar.
I am a representative of a corporate shareholder – how can I attend and vote?
A shareholder that is a corporation may appoint an individual to act as its representative and to vote in person at the meeting in accordance with the Corporations Act. The representative should bring to the meeting evidence of his or her appointment, including any authority under which it is signed, unless previously given to the Share Registrar.
I hold American Depositary Shares – can I attend and vote?
The main contact for holders of American Depositary Shares (ADS) who do not hold their investment directly is the registered shareholder, custodian or broker, or whoever administers the investment on their behalf. ADS holders should deal with them in relation to any rights under the agreement with them to be appointed as proxy and to attend, participate in and vote at the meeting.
I want to vote but I can’t attend the meeting – what should I do?
If you cannot attend, you can appoint the Chairman of the meeting, or any other person as your proxy, to attend and vote on your behalf.
A proxy form accompanies this Notice of Meeting.
A shareholder entitled to attend and cast two or more votes may appoint up to two proxies.
A proxy need not be a shareholder and can be an individual or a body corporate. Each proxy will have the right to vote on a poll and to speak at the meeting. Further proxy forms are available by contacting the Share Registrar.
A proxy appointment may specify the proportion or number of votes that the proxy may exercise. Where this is not specified and more than one proxy is appointed, the votes will be divided equally among the proxies (i.e. where there are two proxies, each proxy may exercise half the votes).
30 BHP Billiton Limited Notice of Meeting 2017

If a proxy is not directed how to vote on an item of business, or should any resolution other than those specified in this Notice of Meeting be proposed at the meeting, the proxy may vote or abstain from voting on that resolution as they think fit.
If a proxy is instructed to abstain from voting on an item of business, they are directed not to vote on the shareholder’s behalf on the poll and the shares that are the subject of the proxy appointment will not be counted in calculating the required majority.
Shareholders who return their proxy forms with a direction on how to vote but do not nominate the identity of their proxy will be taken to have appointed the Chairman of the meeting as their proxy to vote on their behalf. If a proxy form is returned with a direction on how to vote but the nominated proxy does not attend the meeting, or does not vote on the resolution, the Chairman of the meeting will act in place of the nominated proxy and vote in accordance with any instructions. It is intended that proxy appointments in favour of the Chairman of the meeting, the secretary or any Director that do not contain a direction on how to vote will be used where possible to support each of the resolutions proposed at Items 1 to 21 in this Notice of Meeting.
The KMP of BHP (which includes each of the Directors and members of the OMC) and their closely related parties (such as close family members and any controlled companies) will not be able to vote your proxy on any of Items 7, 8, 9, 10 and 11, unless you direct them how to vote. If you intend to appoint a member of the KMP as your proxy, please ensure that you direct them how to vote on Items 7, 8, 9, 10 and 11, by marking the voting boxes on the proxy form for those items. If you appoint the Chairman of the meeting as your proxy, or the Chairman of the meeting is appointed as your proxy by default, but you do not mark the voting boxes on the proxy form for any of Items 7, 8, 9, 10 and 11, by completing and returning the proxy form you will be expressly authorising the Chairman of the meeting to exercise your proxy on the resolutions for which voting boxes have not been marked even though they are connected with remuneration of the KMP.
The proxy form must be signed by the shareholder or the shareholder’s attorney.
Proxies appointed by corporations must be executed in accordance with the Corporations Act.
By when do I have to submit my proxy appointment?
Proxies must be lodged by 11.00am (Melbourne time) on Tuesday 14 November 2017. Proxies lodged after this time will be invalid.
Where the appointment of a proxy is signed by the appointor’s attorney, a certified copy of the power of attorney, or the power itself, must be received by BHP Billiton Limited or its Share Registrar at the address specified on the following page, or by facsimile, by 11.00am Melbourne time on Tuesday 14 November 2017. If facsimile transmission is used, the power of attorney must be certified.
BHP Billiton Limited Notice of Meeting 2017 31
Annual General
Meeting agenda
Notice of Annual
General Meeting Explanatory Notes
Location of the Annual
General Meeting
Accessing information
on BHP
Voting and
Participating

Voting and participating continued
How do I submit my proxy appointment?
You can lodge your proxy using any of the following methods:
Electronically by recording the proxy appointment and voting instructions via bhp.com or
investorvote.com.au. You can log in on a computer or by using the BHP Billiton Limited mobile voting service for smartphones. Only registered BHP shareholders may access this facility and will need the Control Number, their Holder Identification Number (HIN) or Securityholder
Reference Number (SRN) and postcode for their shareholding (each as shown on the proxy form). Once you have entered your voting instructions electronically, you will be asked to confirm your voting selections. At this point, you can request an email confirmation of your vote. Once you press ‘submit’, you will be taken to a screen that confirms your details have been received and processed. If you do not see this confirmation screen, you should contact the Share Registrar.
By hand delivery or post using the pre-addressed envelope provided to:
BHP Share Registrar
Computershare Investor Services Pty Limited
Yarra Falls, 452 Johnston Street, Abbotsford VIC 3067
GPO Box 782, Melbourne VIC 3001 Australia;
By fax to 1800 783 447 (within Australia) +61 3 9473 2555 (outside Australia); or
For Intermediary Online users only (custodians) at intermediaryonline.com.
Can I ask questions at the meeting?
Discussion at the meeting will take place on all the items of business set out in this Notice of Meeting. Shareholders will have the opportunity to ask questions at the meeting (including an opportunity to ask questions of the auditor).
To ensure that as many shareholders as possible have the opportunity to speak, we ask you to observe the following courtesies:
It would be appreciated if questions could be kept as short as possible.
Speakers are requested to restrict themselves to two questions or comments initially.
Others may have waited some time to speak. If time permits, anyone wishing to speak more than once will be given a subsequent opportunity.
Shareholders who are unable to attend the meeting or who prefer to register questions in advance are invited to use the question form included with their proxy form (which is also available online at bhp.com). The Chairman will endeavour to address as many of the more frequently raised relevant questions as possible during the course of the meeting. However, there may not be sufficient time available at the meeting to address all of the questions raised.
Please note that individual responses will not be sent to shareholders.
32 BHP Billiton Limited Notice of Meeting 2017

I am not a shareholder – can I attend the meeting?
Non-shareholders (where they are not a proxy for a shareholder) who wish to attend the AGM may be admitted at the discretion of BHP and are requested to register by 5.00pm Melbourne time on Wednesday 15 November 2017, by emailing their details to BHPAGMattendance@computershare.com.au.
Non-shareholders (where they are not a proxy for a shareholder) are not able to attend the shareholder information session to be held prior to the AGM.
Will the meeting be webcast?
A live webcast of the AGM will be able to be viewed online at bhp.com.
When can I find out the results of the meeting?
Due to our Dual Listed Company structure, the results of each resolution cannot be finalised until after both the AGM of BHP Billiton Plc and the AGM of BHP Billiton Limited have concluded. Voting results will be announced to the stock exchanges and made available online at bhp.com as soon as the poll is finalised after the BHP Billiton Limited meeting.
BHP Billiton Limited Notice of Meeting 2017 33
Annual General
Meeting agenda
Notice of Annual
General Meeting Explanatory Notes
Accessing information
on BHP
Voting and
participating
Location of the Annual General Meeting

Location of the Annual General Meeting

Thursday 16 November 2017 – 11.00am (Melbourne time)

Margaret Court Arena Melbourne & Olympic Parks Olympic Boulevard Melbourne, Victoria, Australia


Carlton
Fitzroy
Docklands
Central Business District
Richmond
Port Melbourne
Southbank
Cremorne
South Melbourne
South Yarra


Bourke St
Collins St
Exhibition St
Spring St
Flinders St
Treasury Gardens
Landsdowne St
Fitzroy Gardens
Clarendon St
Powlett St
Simpson St
Hoddle St
Wellington Pde
Swanston St
Russell St
Birrarung Marr
William Barak Bridge
Jolimont Rd
Jolimont Station
Federation Square
Flinders Street Station
Tanderrum Bridge
Melbourne Cricket Ground
Margaret Court Arena
Hamer Hall
Alexandra Gardens
Yarra Park
Brunton Ave
Arts Centre
City Rd
Alexandra Ave
Yarra River
Batman Ave
Rod Laver Arena
Punt Rd Oval
Punt Rd
Hisense Arena
NGV
Southbank Blvd
Olympic Blvd
Richmond Station
Olympic Park Oval
AAMI Park
Goschs Paddock
Sturt St
Sidney Myer Music Bowl
Alexandra Ave
St Kilda Rd
Royal Botanic Gardens

34 BHP Billiton Limited Notice of Meeting 2017

Transport options
Public transport is the quickest and easiest way
to get to and from Melbourne & Olympic Parks.
Trains, trams and buses operate frequently,
dropping you right at the door of Australia’s
premier sports and entertainment precinct.
Onsite public car parking is very limited.
For all public transport information or to plan
your journey, please contact Public Transport
Victoria on 1800 800 007 or visit their website
ptv.vic.gov.au/.Train
Richmond, Jolimont and Flinders Street stations are the closest stations to Margaret Court Arena.
Richmond Station is in walking distance of Margaret Court Arena. The Tanderrum Bridge, the William Barak Bridge and Australian Open Champions walk make a short pleasurable walk from the city, Federation Square and along the Yarra to the venue.Tram
Tram 70 (Wattle Park) services from Flinders Street and Richmond Stations stop at Rod Laver Arena
(Stop 7B), which is adjacent to Margaret Court Arena.
Tram 48 (North Balwyn) and Tram 75 (Vermont South) stop adjacent to MCG on Wellington Parade.
All tram stops are a short walk from Margaret
Court Arena. Bus
Bus 246 (Latrobe Uni – Elsternwick Station) travels down Punt Road and stops at the corner of Olympic Boulevard. From here, patrons can walk less than one kilometre to Margaret Court Arena.Walking
Margaret Court Arena is a short walk from Flinders Street train station via the Tanderrum Bridge from Birrarung Marr. An alternative route is via the William Barak Bridge, which allows patrons and guests access to the city entrance of Melbourne & Olympic Parks.
The new Tanderrum Bridge is now the main entrance to Melbourne Park from the CBD, connecting directly into the precinct via Birrarung Marr.Taxi
A dedicated taxi rank operates for all events next
to the Oval on Olympic Boulevard (previously known
as Swan Street) providing a safe and efficient way
to hail a taxi.
Taxi companies in Melbourne and surrounding areas include 13CABS (phone 13 22 27 within Victoria)
and Silver Top Taxi Service (phone 13 10 08
within Melbourne).Car
Parking is available in the Eastern Plaza carpark.
This car park is accessible via Entrance D off
Olympic Boulevard.Water taxis
Melbourne Water Taxis operate on the Yarra River seven days per week.
Water Taxis deliver patrons to a docking platform opposite Rod Laver Arena. Water Taxis accommodate parties of up to 12 people. They must be pre-booked by calling 0416 068 655.Special needs
Access to Margaret Court Arena for patrons with limited mobility is via the Olympic Boulevard tram stop. Ramps provide access throughout the site,
with the additional lift access next to the main
entry for Margaret Court Arena off Garden Square.
All turnstile entries have an accessible entry to accommodate wheelchair/special needs access.
Mobility impaired passengers may be dropped off
at the Northern carpark via Entrances A or D. Please
be aware that patrons are allocated a maximum 20 minute period in which to drop off passengers, after which time patrons may incur charges.
There are two accessible internal lifts for movement within the Arena. Lift 9 facilitates movement between each level of the Arena with access to the auditorium seating bowl from level 1 concourse, and lift 2 provides access to the Arena floor.
Accessible toilets (larger wider cubicle with door opening outwards) are available throughout the Arena.
There are 13 accessible parking bays available
in the Eastern Plaza carpark.Guide dogs
Guide dogs, hearing dogs and other assistance
dogs are welcome.Induction loops
There are induction loops fitted in Margaret Court Arena which can be accessed during the meeting.Construction works
Melbourne and Olympic Parks are undergoing
a period of redevelopment, including the
Swan Street Bridge. Please allow additional
travel time to the venue, refer to mopt.com.au/arriving-and-access/patron-information/ for more information.
BHP Billiton Limited Notice of Meeting 2017 35
Annual General
Meeting agenda
Notice of Annual
General Meeting Explanatory Notes
Accessing information
on BHP
Voting and
participating
Location of the Annual General Meeting

Accessing information on BHP
All up-to-date shareholder information is available online at bhp.com
Online shareholder services
check your holding
register to receive electronic shareholder communications
update your records (including address and direct credit details)
access all your securities in one portfolio by setting up a personal account vote online
Latest news Reports and presentations
Company overview (including Our Charter, structure and governance)
Subscribe to receive news alerts
sent directly to your email address
BHP produces a range of publications that can be viewed or downloaded at bhp.com. You can also elect to receive a paper copy of the Annual Report through the Share Registrar.
If you would like further information or would like to change your previous election in relation to electronic or hard copy communications, please contact:
Share Registrar
1300 656 780 (from within Australia)
+61 3 9415 4020 (from elsewhere)
Annual Report
2017
Sustainability Report 2017
Economic
Contribution
Report 2017
linkedin.com/company/bhp
youtube.com/bhp
twitter.com/bhp
36 BHP Billiton Limited Notice of Meeting 2017

Shareholder information
Share Registrars and Transfer Offices
Australia
BHP Billiton Limited Registrar
Computershare Investor Services Pty Limited
Yarra Falls, 452 Johnston Street
Abbotsford VIC 3067
Postal address – GPO Box 2975
Melbourne VIC 3001
Telephone 1300 656 780 (within Australia)
+61 3 9415 4020 (outside Australia)
Facsimile +61 3 9473 2460
Email enquiries:
investorcentre.com/bhp
United Kingdom
BHP Billiton Plc Registrar
Computershare Investor Services PLC
The Pavilions, Bridgwater Road
Bristol BS13 8AE
Postal address (for general enquiries) –
The Pavilions, Bridgwater Road
Bristol BS99 6ZZ
Telephone +44 (0) 344 472 7001
Facsimile +44 (0) 370 703 6101
Email enquiries:
investorcentre.co.uk/contactus
South Africa
BHP Billiton Plc Branch Register and
Transfer Secretary
Computershare Investor Services (Pty) Limited
Rosebank Towers
15 Biermann Avenue
Rosebank, 2196 South Africa
Postal address – PO Box 61051
Marshalltown 2107
Telephone +27 11 373 0033
Facsimile +27 11 688 5217
Email enquiries:
web.queries@computershare.co.za
Holders of shares dematerialised into Strate
should contact their CSDP or stockbroker.
New Zealand
Computershare Investor Services Limited
Level 2/159 Hurstmere Road
Takapuna Auckland 0622
Postal address – Private Bag 92119
Auckland 1142
Telephone +64 9 488 8777
Facsimile +64 9 488 8787
United States
Computershare Trust Company N.A.
250 Royall Street
Canton, MA 02021
Postal address – PO Box 43078
Providence, RI 02940-3078
Telephone +1 888 404 6340
(toll-free within US)
Facsimile +1 312 601 4331
ADR Depositary, Transfer Agent and Registrar
Citibank Shareholder Services
PO Box 43077
Providence, RI 02940-3077
Telephone +1 781 575 4555 (outside of US)
+1 877 248 4237 (+1-877-CITIADR)
(toll-free within US)
Facsimile +1 201 324 3284
Email enquiries:
citibank@shareholders-online.com
Website: citi.com/dr
BHP Billiton Limited Notice of Meeting 2017 37
Annual General
Meeting agenda
Notice of Annual
General Meeting Explanatory Notes
Location of the Annual
General Meeting
Voting and
participating
Accessing information
on BHP

BHP